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                                                                      EXHIBIT 20


                   [PILGRIM'S PRIDE LETTERHEAD APPEARS HERE]


                     PILGRIM'S PRIDE CORPORATION ANNOUNCES
                   AMENDMENT TO CERTIFICATE OF INCORPORATION
                              AND STOCK DIVIDEND

     PITTSBURG, TX. - July 20, 1999 - Pilgrim's Pride Corporation (NYSE: CHX) announced today that its stockholders approved and it has filed an amendment to its certificate of incorporation that would permit the stock dividend of the Company's Class A common stock declared on July 6, 1999. As a result of the dividend, stockholders of record at the close of business on July 20, 1999 will receive one (1) share of the Company's Class A common stock for every two (2) shares of the Company's Class B common stock they hold as of such record date. The additional shares of the Class A common stock will be issued on July 30, 1999.

     "As previously stated, we believe that the continued success and growth of the Company requires the flexibility to issue stock to raise capital and/or acquire other companies and we are committed to our plans to use our Class A common stock for these purposes. In furtherance of this objective, the stock dividend will begin to establish trading activity for our Class A common stock," stated David Van Hoose, Chief Executive Officer, President and Chief Operating Officer of the Company.

     At the end of its most recent fiscal quarter, July 3, 1999, there were 27,589,250 shares of Class B common stock of the Company outstanding. Following the stock dividend, there will be 27,589,250 shares of Class B common stock outstanding and approximately 13,794,625 shares of Class A common stock outstanding. The Class A common stock has been approved for trading on the New York Stock Exchange under the ticker symbol "CHX.A." The Company's Class B common stock will continue to trade on the NYSE under its present ticker symbol "CHX."

     Pilgrim's Pride Corporation is the fourth largest chicken company in the United States and second largest in Mexico. Pilgrim's Pride employs more than 13,000 persons and operates processing plants, distribution centers, hatcheries and feed mills in Texas, Arkansas, Arizona, Oklahoma and Mexico.

     Products are sold under the "Pilgrim's Pride" label to food service, retail and industrial customers. The Company's primary distribution is through retailers and restaurants in Central, Southwestern United States and the Northern and Central regions of Mexico and to the food service industry nation-wide in both countries.

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For financial information:                      Pilgrim's Pride Corporation
Richard A. Cogdill                              P.O. Box 93
Chief Financial Officer                         Pittsburg, TX 75686-0093
903/855-4205                                    903/855-1000